UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 26, 2016

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

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One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

The following is a brief description of each matter voted upon at the Annual Shareholders' Meeting of McDonald's Corporation (the "Company") held on May 26, 2016, as well as the number of votes cast with respect to each matter.

Each of the twelve Directors proposed by the Company for re-election was elected by the following votes to serve until the Company's 2017 Annual Shareholders' Meeting or until his or her respective successor has been elected and qualified. The voting results were as follows:

Director Name	Votes For	Votes Against	Abstentions	Broker Non-Votes
Lloyd Dean	628,840,915	10,230,757	1,472,010	127,150,683
Stephen Easterbrook	632,608,845	6,507,202	1,427,635	127,150,683
Robert Eckert	627,589,886	11,547,131	1,406,665	127,150,683
Margaret Georgiadis	636,189,342	3,018,083	1,336,257	127,150,683
Enrique Hernandez, Jr.	616,223,843	22,882,103	1,437,736	127,150,683
Jeanne Jackson	628,980,723	10,119,046	1,443,913	127,150,683
Richard Lenny	627,280,945	10,988,914	2,273,823	127,150,683
Walter Massey	626,110,110	12,889,126	1,544,446	127,150,683
John Mulligan	635,822,264	3,169,084	1,552,334	127,150,683
Sheila Penrose	634,310,310	4,849,115	1,384,257	127,150,683
John Rogers, Jr.	622,235,747	16,788,721	1,519,214	127,150,683
Miles White	603,022,941	36,064,616	1,456,125	127,150,683

The proposal regarding an advisory vote to approve the compensation awarded to the Company's named executive officers for 2015 was approved by shareholders. The votes on this matter were as follows: 606,461,455 votes for; 30,135,495 votes against; 3,946,732 abstentions; and 127,150,683 broker non-votes.

The proposal regarding an advisory vote to approve the appointment of Ernst & Young LLP to serve as independent auditor for 2016 was approved by shareholders. The votes on this matter were as follows: 757,566,953 votes for; 8,293,674 votes against; and 1,833,738 abstentions. There were no broker non-votes on this matter.

The proposal regarding an advisory vote on a shareholder proposal requesting that all matters presented by shareholders be decided by simple majority vote was not approved by shareholders. The votes on this matter were as follows: 78,314,054 votes for; 557,686,786 votes against; 4,542,842 abstentions; and 127,150,683 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting the ability of shareholders to act by written consent was not approved by shareholders. The votes on this matter were as follows: 263,595,933 votes for; 371,594,838 votes against; 5,352,911 abstentions; and 127,150,683 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting that the Board of Directors (the "Board") make all lawful efforts to implement and/or increase activity on the Holy Land Principles was not approved by shareholders. The votes on this matter were as follows: 19,367,661 votes for; 510,719,712 votes against; 110,456,309 abstentions; and 127,150,683 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting the Board adopt a policy regarding use of antibiotics by its meat suppliers was not approved by shareholders. The votes on this matter were as follows: 143,290,083 votes for; 400,922,442 votes against; 96,331,157 abstentions; and 127,150,683 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting an annual congruency analysis between corporate values and political contributions was not approved by shareholders. The votes on this matter were as follows: 34,634,344 votes for; 506,824,737 votes against; 99,084,601 abstentions; and 127,150,683 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting an annual congruency analysis of Company values and policy activities was not approved by shareholders. The votes on this matter were as follows: 15,754,085 votes for; 521,350,513 votes against; 103,439,084 abstentions; and 127,150,683 broker non-votes.

Item 7.01. Regulation FD Disclosure.

On May 26, 2016, the Company issued an Investor Release announcing that on the same day the Board declared a quarterly cash dividend. A copy of the Investor Release is attached as Exhibit 99.1 to this Form 8-K.

Also on May 26, 2016, the Company issued a Press Release announcing that the Board elected Enrique Hernandez, Jr. to serve as non-executive Chairman of the Board. A copy of the Press Release is attached as Exhibit 99.2 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*

99.1   Investor Release of McDonald's Corporation issued May 26, 2016:
McDonald's Announces Quarterly Cash Dividend

99.2   Press Release of McDonald's Corporation issued May 26, 2016:
McDonald's Board of Directors Names Enrique Hernandez, Jr. Non-Executive Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: June 1, 2016

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President—Associate General Counsel
and Assistant Secretary

<center>Exhibit Index</center>

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued May 26, 2016:
McDonald's Announces Quarterly Cash Dividend

Exhibit No. 99.2   Press Release of McDonald's Corporation issued May 26, 2016:
McDonald's Board of Directors Names Enrique Hernandez, Jr. Non-Executive Chairman

Exhibit 99.1



Investor Release

FOR IMMEDIATE RELEASE	FOR MORE INFORMATION CONTACT:	
05/26/2016	Investors:	Chris Stent, 630-623-3801
	Media:	Becca Hary, 630-623-7293

McDONALD'S ANNOUNCES QUARTERLY CASH DIVIDEND

OAK BROOK, IL - Today, McDonald's Board of Directors declared a quarterly cash dividend of $0.89 per share of common stock payable on June 20, 2016 to shareholders of record at the close of business on June 6, 2016.

Upcoming Communications

Steve Easterbrook, President and Chief Executive Officer, and Kevin Ozan, Chief Financial Officer, will participate in Bernstein's Strategic Decisions Conference at 8:00 a.m. (Eastern Time) on June 1, 2016. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald's plans to release second quarter results before the market opens on July 26, 2016 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 36,000 locations in over 100 countries. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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Exhibit 99.2



FOR IMMEDIATE RELEASE   **FOR MORE INFORMATION CONTACT:**
May 26, 2016   Media: Becca Hary, 630-623-7293
                                             Investors: Chris Stent, 630-623-3801

McDONALD'S BOARD OF DIRECTORS NAMES
ENRIQUE HERNANDEZ, JR. NON-EXECUTIVE CHAIRMAN

(OAK BROOK, III.) - McDonald's Corporation (NYSE: MCD) Board of Directors today announced that Enrique ("Rick") Hernandez, Jr. has been elected non-executive Chairman of the company's Board of Directors following the company's Annual Shareholders' Meeting held today. Hernandez, 60, has served on the Board as an independent Director since 1996 and most recently chaired the audit committee. He succeeds Andrew J. McKenna, who retired after 25 years of service as a director and served the last 12 years as chairman of the board. Hernandez is CEO and President of Inter-Con Security Systems, Inc. in Pasadena, Calif.

"Rick has been a tremendous asset to the Board. He provides strong counsel, has a deep knowledge and passion for the Brand and shares our desire to continue delivering long-term value for our shareholders and the McDonald's system," said Steve Easterbrook, McDonald's President and CEO.

"I am delighted to have someone of Rick's talent and experience, who has served this board so well, now guide it forward," said McKenna.

Hernandez began his career as a litigation attorney with Brobeck, Phleger, & Harrison in Los Angeles and in 1984 joined Inter-Con Security Systems, Inc. becoming CEO and President in 1986.

Hernandez serves as a Director for Chevron Corporation, Wells Fargo & Company, and Nordstrom, Inc., where last week he concluded ten years of service as chairman. He is also a member of the board of trustees for the University of Notre Dame, and a member of the Harvard College Visiting and Harvard University Resources Committees and The John Randolph Haynes and Dora Haynes Foundation.

Hernandez earned a bachelor's degree in government and economics from Harvard University and received his law degree from Harvard Law School.

<u>About McDonald's</u>

McDonald's is the world's leading global foodservice retailer with over 36,000 locations in over 100 countries. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

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